Exhibit 3
PRESS RELEASE

NATIONAL BUSINESS CENTER (DEPARTMENT OF THE INTERIOR) LICENSES JACADA FOR JAVA FOR FEDERAL PAYROLL SYSTEM

JACADA FOR JAVA TO DELIVER WEB ACCESS FOR 25,000 FEDERAL EMPLOYEES

ATLANTA, November 29, 1999 - Jacada Ltd. (NASDAQ: JCDA), today announced that it has won a significant contract with the National Business Center, part of the Department of the Interior, to provide software to web-enable the Federal Payroll and
Personal System with the company's ebusiness solution, Jacada for Java.

         The National Business Center provides data processing services and applications for various departments of the Federal Government. The Federal Payroll and Personal System, known as FPPS, is a mainframe-based (S/390) application that is used by many federal departments, the largest being the Social Security Administration. In total, over 25,000 federal employees use FPPS. The National Business Center has licensed Jacada for Java to deliver graphical, web-access to this application for all 25,000 employees.

         "The National Business Center selected Jacada based on our ability to rapidly deploy a web solution for a very sophisticated application, as well as our ability to meet some very demanding scalability and reliability requirements," said David Holmes, senior vice president marketing, Jacada. "There are more than 2,000 mainframe screens today in this application, and over 25,000 users. Our proven ability to rapidly deliver an open, non-proprietary Java thin client for the application, and provide a high-performance, highly scalable infrastructure were key factors in their decision process."

         ABOUT JACADA LTD.

         Founded in 1990, Jacada Ltd. develops, markets, and supports a family of e-business infrastructure solutions that enable businesses to utilize their existing host-centric software applications to conduct business over the Internet. The company operates globally with headquarter offices in Atlanta, Georgia; Herzliya, Israel; and London, UK. Jacada can be reached at www.jacada.com or at 1-800-773-9574. The company's ordinary shares are traded on Nasdaq under the symbol JCDA.